Exhibit 10.1
Xylem 1 International Drive
Rye Brook, NY 10573

December 6, 2022

Dorothy Capers
[ Address ]

Dear Dorothy,

We are pleased to present you with this offer of employment with Xylem for the position of SVP, General Counsel & Corporate Secretary reporting directly to Patrick Decker, Xylem’s President & Chief Executive Officer. This position is based in Washington, DC. We are anticipating your start date to be on or about February 1, 2022.

Base Salary: You will be compensated on a bi-weekly basis in the amount of $20,192.31, which is equivalent to $525,000 annually. Annual merit increases are normally scheduled for March of each year and are at the discretion of the Leadership Development and Compensation Committee (LDCC) of Xylem’s Board of Directors. You will be able to participate in the merit increase program beginning in 2023.

Incentive Plan: You will be eligible for participation in the Xylem Executive Annual Incentive Plan (AIP) beginning with performance year 2022 according to the approved parameters of the plan and provided targets are met. Your bonus target is 65% of base salary. For 2022, you will be eligible for the full year incentive (i.e., not prorated). Approved AIP awards are typically paid in March for performance from the previous calendar year.

Sign-on Bonus: To help offset the compensation impact resulting from your transition, you will receive a one-time sign-on bonus in the amount of $600,000 payable within the first 30 days of your start date. The sign-on bonus is taxable, and all applicable taxes will be withheld.

Annual Long-Term Incentive Plan: You will be eligible to participate in the Xylem Long-Term Incentive Plan (LTIP) and will have an annual target award of $625,000 to be provided as 50% Performance Share Units (PSUs), 25% Restricted Stock Units (RSUs) and 25% Stock Options.  RSUs and Stock Options vest one-third after each year and the PSUs vest 100% after three years and payable based on the Company’s performance.  Subsequent annual grants may vary due to management discretion with regard to individual performance and market competitiveness and are subject to approval by the LDCC. Your first annual LTIP award will be made effective on March 1, 2022.

Special ESG PSU Grant: As part of the senior executive team, you will be eligible for a one-time special Environmental, Social and Governance (“ESG”) PSU award of $125,000. This award vests 100% after four years and payable based on the Company’s performance. As a new hire, this award will be granted on March 1, 2022 and have the same vesting consistent with the March 1, 2021 grants to all other participants.

Sign-on RSU Grant: You will also be eligible for a special new hire RSU award of $200,000 in recognition of equity award you have forfeited upon accepting Xylem's offer of employment. This award will be granted on March 1, 2022 and vest one-third after each year subject to your continued employment.

Relocation: You (and your family) will be relocated to the Washington, DC area as per the terms of the Xylem U.S. Domestic Relocation Policy.

Benefit Plans: A complete benefits package will be made available to you and your eligible dependents, which includes immediate enrollment in medical plans and subject to any enrollment waiting periods as defined by certain life insurance coverage plans. A benefits summary is attached for your reference and is consistent with the one that has already been emailed to your as part of the recruiting process. You will be scheduled for a comprehensive benefit orientation during your first week of employment.

Paid Time Off (PTO):  Xylem provides PTO to benefits-eligible employees to enable time off from work for rest and relaxation and to balance their lives. PTO provides a single bank of hours employees can use for sick, vacation and/or other personal reasons. You will accrue paid time off at the bi-weekly accrual rate of 7.08 hours per pay period (equivalent to 23 days annually) beginning on your date of hire and is based on total eligible hours worked and/or utilized during each pay period.

Holidays: Xylem recognizes twelve paid holidays per calendar year for eligible employees. Some of these are floating holidays, which may be assigned and are pro-rated based upon date of hire.

This offer is contingent on the verification of credentials and other reference check information, including the completion of a criminal history check and, if applicable a credit history check. Your employment is also dependent upon a satisfactory pre-employment drug screening and satisfactory completion of our Section 16 officer & director questionnaire which is typical for U.S. public listed companies. We also ask that you complete our standard employment application which is standard practice for us. We will coordinate these remaining processes upon your written acceptance of our offer. We also require presentation of documentation verifying your identity and legal ability to work in the United States (I-9). A form describing the verification requirements and information needed for documentation is enclosed. The information must be provided before your start date.

Additionally, we understand that you have not entered into a signed agreement with a previous employer that contains a non-competition clause that might affect your ability to accept employment with Xylem and your acceptance of this offer constitutes a representation to that effect. Our employment and compensation with Xylem are "at will" in that they can be terminated with or without cause, and with or without notice, at any time, at the option of either the Company or yourself.  This offer does not constitute a contract of employment or an agreement for a definite or specified period of employment.

Enclosed with this offer is our Business Proprietary Information Agreement. Please review this document carefully and return a signed copy with your signed offer letter.

At Xylem, our corporate compass is our Code of Conduct. We are committed to conducting business according to the highest ethical standards, treating all stakeholders with respect, creating fair workplaces, and ensuring that our co-workers help us strengthen and protect our reputation as a great employer, business partner and community member. Our Code of Conduct sets the rules that outline the appropriate business conduct and expected behaviors of all our employees. Each employee will take a required training within 3 days of their start date.

Dorothy, we are confident you have a great deal to contribute to our organization and I look forward very much to working with you. Please acknowledge your acceptance of our offer by signing a copy of this letter and send back to Claudia at Claudia.Toussaint@xylem.com no later than December 8th, 2021.

Warm regards,

/s/ Patrick Decker

Patrick Decker
President & Chief Executive Officer

The above offer is accepted subject to the foregoing conditions.

/s/ Dorothy Capers	December 6, 2022
Dorothy Capers	Date

Cc:    Claudia Toussaint, SVP, Chief Human Resources and Sustainability Officer

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